Consent of Independent Registered Public Accounting Firm

Those charged with governance of Talcott Resolution Life Insurance Company DC Variable Account - I:

We consent to the use, in this Post-Effective Amendment No. 43 to Registration Statement No. 033-19946 on Form N-4 (the Registration Statement), of our report, dated April 27, 2020, with respect to the statements of assets and liabilities of Talcott Resolution Life Insurance Company DC Variable Account – I as of December 31, 2019, and the related statements of operations for the year or periods in the year then ended and changes in net assets for each of the years or periods in the two-year period then ended and financial highlights for each of the years or periods in the five-year period then ended, incorporated by reference in the Registration Statement.

/s/KPMG LLP

Boston, Massachusetts
September 11, 2020